*AB 3/20

[redacted]

14049151

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69197

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **CHINA RENAISSANCE SECURITIES (US) INC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

45 Rockefeller Plaza – Suite 1910
(No. and Street)

New York (City) | New York (State) | 10111 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jonathan D. Hong | (212) 554 – 2958 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

30 Rockefeller Center (Address) | New York (City) | New York (State) | 10112-0015 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC
Mail Processing
Section
MAR 04 2014
Washington, DC
124

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KA 3/26

AFFIRMATION

I, Jonathan Hong, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to China Renaissance Securities (US) Inc., as of and for the year ended December 31, 2013, are true and correct. I further affirm that neither China Renaissance Securities (US), Inc., nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer.

CEO

Notary Public

RODWICK E. GEORGE
NOTARY PUBLIC, STATE OF NEW YORK
QUALIFIED IN QUEENS COUNTY
REG. #01GE6245759
MY COMM. EXP. 08/01/2015

02/27/2014
Date

CHINA RENAISSANCE SECURITIES (US) INC.
(A Wholly Owned Subsidiary of
CHINA RENAISSANCE HOLDINGS LIMITED)
(S.E.C. I.D. No 8-69197)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2013
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL
* * * * * *

File pursuant to Rule 17a-5(e)(3) under the
Securities Exchange Act of 1934
as a PUBLIC DOCUMENT.

Deloitte.

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Management and Stockholder of
China Renaissance Securities (US) Inc.

We have audited the accompanying statement of financial condition of China Renaissance Securities (US) Inc. (the "Company") as of December 31, 2013, and the related notes (the "financial statement"), you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of China Renaissance Securities (US) Inc. as of December 31, 2013, in accordance with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 27, 2014

CHINA RENAISSANCE SECURITIES (US) INC.
(A Wholly Owned Subsidiary of China Renaissance Holdings Limited)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2013

ASSETS	
CASH	$ 635,439
RESEARCH FEES RECEIVABLE	15,000
FIXED ASSETS — Net of accumulated depreciation of $11,745	40,231
SECURITY DEPOSITS	99,869
OTHER ASSETS	43,659
TOTAL	$ 834,198
LIABILITIES AND STOCKHOLDER'S EQUITY	
LIABILITIES:	
Payable to affiliate	$ 110,941
Deferred revenue	21,167
Accrued expenses and other liabilities	153,358
Total liabilities	285,466
STOCKHOLDER'S EQUITY:	
Common stock, $1.00 par value; 1,000,000 shares authorized, issued, and outstanding	1,000,000
Paid-in capital	300,000
Deficit	(751,268)
Total stockholder's equity	548,732
TOTAL	$ 834,198

See notes to statement of financial condition.

1. ORGANIZATION AND BUSINESS DESCRIPTION

Organization — China Renaissance Securities (US) Inc. (the "Company") was formed as a corporation in the State of New York on August 23, 2012 as a wholly owned subsidiary of China Renaissance Holdings Limited (the "Parent"). Effective July 24, 2013, the Company commenced operations as a registered broker-dealer under the Securities Exchange Act of 1934 subject to certain regulations of the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority, Inc. ("FINRA").

Business Description — The Company was formed to provide third-party research to institutional customers in the U.S. on companies based in China and Hong Kong. The Company does not solicit investments or handle customer funds and/or securities.

2. ACCOUNTING POLICIES

Basis of Presentation — The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

Use of Estimates in the Preparation of Financial Statements — The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts and disclosures of assets and liabilities, the disclosure of contingencies at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from the estimates included in the financial statements.

Income Taxes — The Company uses the asset and liability method in providing income taxes. The asset and liability method requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined on the basis of the differences between the financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

Net deferred tax assets are recognized to the extent that the Company believes that these assets are more likely than not to be realized. In making such a determination, all available positive and negative evidence are considered, including future reversals of existing taxable temporary differences, projected future taxable income tax planning strategies, and results of recent operations. If it is determined the Company would be able to realize its deferred tax assets in the future in excess of its net recorded amount, an adjustment would be made to the deferred tax asset valuation allowance, which would reduce the provision for income taxes.

Uncertain tax positions are recorded in accordance with Accounting Standards Codification (ASC) 740, *Accounting for Income Taxes*, on the basis of a two-step process, whereby (1) the Company determines whether it is more likely than not that the tax positions would be sustained on the basis of the technical merits of the position taken and (2) for those tax positions that meet the more-likely-than-not

recognitions threshold, the Company would recognize the largest amount of tax benefit that is more than 50% likely to be realized upon the ultimate settlement with the related tax authority.

Cash — All cash is on deposit in a non-interest-bearing account with a major bank.

Service Fees — The Company engages in the distribution of third-party research to institutional clients. Revenue generated from commission-sharing agreements with client brokerage firms is the primary revenue source for the Company. Service fee revenues are recorded when earned.

Furniture and Equipment — Furniture and equipment is stated at cost less accumulated depreciation. Depreciation is calculated over the estimated useful lives of the underlying assets using the straight-line method of depreciation. The recovery periods for furniture and equipment are five years and three years, respectively.

Fair Value of Financial Assets and Liabilities — The majority of the Company's financial assets and liabilities are recorded at amounts that approximate fair value. Such assets and liabilities include cash, service fee receivable, payable to affiliate, other assets, deferred revenue and accrued expenses and other liabilities.

Accrued Expenses and Other Liabilities — The Company has accrued expenses and other liabilities that represent payments due for outside services and other various liabilities.

Recent Accounting Pronouncements — *ASC 820/825, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs* — In May 2011, the Financial Accounting Standards Board issued Accounting Standards Update (ASU) No. 2011-04. This update amended the fair value measurement guidance, which was designed to achieve common fair value measurement and disclosure requirements between U.S. GAAP and International Financial Reporting Standards (IFRS). Although many of the changes for U.S. GAAP purposes are clarifications of existing guidance or wording changes to align with IFRS, additional disclosures about fair value measurements would be required, for nonpublic entities, including (i) a quantitative disclosure of the unobservable inputs and assumptions used in the measurement, (ii) the valuation processes used and the sensitivity of fair value measurements related to investments categorized within Level 3 of the hierarchy of fair value measurements, and (iii) the categorization by level of the fair value hierarchy for items that are not measured at fair value in the statement of financial condition, but for which the fair value is required to be disclosed. The amended fair value measurement guidance was effective for annual periods beginning after December 15, 2011. On February 7, 2013, the FASB issued ASU No. 2013-03 to clarify the applicability of a fair value disclosure requirement in ASC 825, *Financial Instruments* (as amended by ASU No. 2011-04), for nonpublic entities. Under the ASU, all nonpublic entities are exempt from having to disclose the fair value hierarchy level for fair value measurements of financial assets and financial liabilities that are disclosed in the notes to the financial statements, but not reported at fair value in the statement of financial position. The ASU does not change any other fair value disclosure requirements in ASC 820, *Financial Instruments*, or ASC 825, and is effective immediately. The adoption of the amended guidance under ASU No. 2011-04 and ASU No. 2013-03 did not have a material impact on the Company's financial statements.

3. INCOME TAXES

Income taxes are accounted for in accordance with ASC 740, which requires that deferred tax assets and liabilities be provided for all temporary differences between the book and tax basis of assets and liabilities.

The Company is subject to taxation in the United States and various state jurisdictions. As of December 31, 2013, the Company's tax year 2013 is subject to examination by the tax authorities.

The provision for income taxes for the year ended December 31, 2013, consist of the following:

Deferred:	
Federal	(257,652)
State and local	(132,463)
	(390,115)
Valuation Allowance	390,115

The Company has income tax net operating loss (NOL) carryforwards related to its U.S. and state operations of approximately $751 thousand, the federal NOL can be carried forward for up to 20 years. The Company has not recorded a deferred tax asset as there is no certainty that such an asset will be utilized.

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. A significant piece of objective negative evidence evaluated was the cumulative loss incurred over the period ended December 31, 2013. Such objective evidence limits the ability to consider other subjective evidence, such as projections for further growth. On the basis of the evaluation as of December 31, 2013, a valuation allowance of $390,115 has been recorded to record only the portion of the deferred tax assets that is more likely than not, the deferred tax asset will not be fully realized. The amount of the deferred tax asset considered realizable could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased, or if objective negative evidence in the form of cumulative losses is no longer present and additional weight may be given to subjective evidence, such as projections for growth.

4. REGULATORY REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital, as defined, equal to the greater of $5,000 or 12.5% of aggregate indebtedness, as defined. The rule also requires that the ratio of aggregate indebtedness, as defined, to net capital shall not exceed 8 to 1 for broker dealers in its first year of business. At December 31, 2013, the Company had net capital of $349,972 that was $314,289 in excess of its required net capital of $35,683. The Company's ratio of aggregate indebtedness to net capital was 0.82 to 1 at December 31, 2013.

5. RELATED-PARTY TRANSACTIONS

Management Services Fees — According to the Management Services Agreement (the "Agreement") between the Company and China Renaissance Securities Hong Kong, Ltd., the Company shall pay China Renaissance Securities Hong Kong, Ltd., for research services provided as specified according to the invoicing terms.

The payable to affiliate represents service fees payable to China Renaissance Securities Hong Kong, Ltd., for the provision of research and reimbursement of various operating expenses incurred on behalf of the Company. The amount payable as of December 31, 2013 was $ 110,941.

6. SUBSEQUENT EVENTS

The Company has evaluated events and transactions that occurred subsequent to December 31, 2013 through the date these financial statements were issued, and determined there were no events or transactions during such period which would require recognition or disclosure on these financial statements other than as discussed below.

On February 20, 2014, the Company received an additional capital contribution from the Parent in the amount of $700 thousand to expand operations of the Company.

* * * * * *

Deloitte.

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

February 27, 2014

China Renaissance Securities (US) Inc.
45 Rockefeller Plaza, Suite1910
New York, NY 10111

In planning and performing our audit of the financial statements of China Renaissance Securities (US) Inc. (the "Company") as of and for the year ended December 31, 2013 (on which we issued our report dated February 27, 2014 and such report expressed an unmodified opinion on those financial statements, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk they may become inadequate because of changes in conditions or the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities we consider to be material weaknesses, as defined above.

We understand practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP